Subject: Itaú Unibanco Holding S.A.
2nd quarter of 2015 Results

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements for the first six months of fiscal year 2015 and the Management Discussion and Analysis for the 2nd Quarter 2015 are already available from the Investor Relations website (www.itau.com.br/investor-relations).

Please find below the Executive Summary for the 2nd Quarter 2015.

A conference call will be held with research analysts on Wednesday, August 05 in Portuguese at 9:30 a.m. (Brasília time) and in English at 11:00 a.m. (Brasília time).

São Paulo – August 4, 2015

MARCELO KOPEL
Investor Relations Officer

Management Discussion & Analysis	Executive Summary

Information and ﬁnancial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights

In R$ millions (except where indicated), end of period		2Q15	1Q15	2Q14	1H15	1H14

	Recurring Net Income	6,134	5,808	4,973	11,942	9,502
Results	Net Income	5,984	5,733	4,899	11,717	9,318
	Operating Revenues (1)	25,339	24,946	22,118	50,285	42,780
	Managerial Financial Margin (2)	16,235	15,963	13,593	32,198	26,081

	Recurring Net Income per share (R$)(3)	1.02	0.97	0.83	1.99	1.58
	Net Income per share (R$) (3)	1.00	0.95	0.81	1.95	1.55
	Number of Outstanding Shares at the end of period – in thousands (4)	5,994,053	6,015,886	6,014,487	5,994,053	6,014,487
Shares	Average price of non-voting share on the last trading day of the period (R$) (4)	31.15	32.03	29.01	31.15	29.01
	Book Value per Share (R$)	16.80	16.12	14.30	16.80	14.30
	Dividends/Interest on Own Capital net of taxes (5)	1,205	1,319	1,163	2,525	1,960
	Dividends/Interest on Own Capital net of taxes (5) per share (R$) (*)	0.20	0.22	0.19	0.42	0.33
	Market Capitalization(6)	186,742	192,672	174,475	186,742	174,475
	Market Capitalization (6) (US$ millions)	60,181	60,060	79,217	60,181	79,217

	Recurring Return on Average Equity – Annualized(7)	24.8%	24.5%	23.7%	24.7%	23.1%
	Return on Average Equity – Annualized (7)	24.2%	24.2%	23.3%	24.2%	22.7%
	Recurring Return on Average Assets – Annualized(8)	1.9%	1.9%	1.8%	1.9%	1.7%
	Return on Average Assets – Annualized (8)	1.9%	1.8%	1.8%	1.9%	1.7%
	Solvency Ratio - Prudential Conglomerate (BIS Ratio) (9)	17.2%	15.3%	16.0%	17.2%	16.0%
	Common Equity Tier I	13.2%	11.6%	11.5%	13.2%	11.5%
	Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (10)	12.7%	11.4%	10.1%	12.7%	10.1%
Performance	Annualized Credit Margin (11)	11.3%	11.1%	11.4%	11.2%	11.1%
	Annualized Net Interest Margin with Clients (11)	9.6%	9.6%	9.4%	9.7%	9.1%
	Annualized Net Interest Margin of Credit after Provision for Credit Risk (11)	7.2%	6.9%	8.0%	7.1%	7.8%
	Annualized Net Interest Margin with Clients after Provision for Credit Risk (11)	6.8%	6.6%	7.0%	6.7%	6.8%
	Nonperforming Loans Index (NPL over 90 days)	3.3%	3.0%	3.4%	3.3%	3.4%
	Nonperforming Loans Index (NPL 15 to 90 days)	3.0%	2.9%	2.7%	3.0%	2.7%
	Coverage Ratio (Provision for Loan and Lease Losses/NPL over 90 days)	187%	200%	176%	187%	176%
	Efficiency Ratio (ER) (12)	42.9%	43.2%	47.5%	43.1%	47.8%
	Risk-Adjusted Efficiency Ratio (RAER) (12)	61.8%	62.7%	63.5%	62.3%	64.3%

	Total Assets	1,230,510	1,294,613	1,111,932
	Total Loan Portfolio, including Sureties and Endorsements	531,706	543,394	487,623
	Loan Portfolio (A)	457,463	468,105	414,928
Balance Sheet	Sureties, Endorsements and Guarantees	74,243	75,289	72,695
	Deposits + Debentures + Securities + Borrowings and Onlending (B) (13)	562,775	584,423	543,818
	Loan Portfolio/Funding (A/B)	81.3%	80.1%	76.3%
	Stockholders’ Equity	100,711	96,954	85,987

	Assets Under Administration	709,111	694,824	634,550
	Total Number of Employees	91,968	92,757	94,383
	Brazil	85,028	85,773	87,420
Other	Abroad	6,940	6,984	6,963
	Branches and CSBs – Client Service Branches	5,003	5,032	5,024
	ATM – Automated Teller Machines (14)	26,709	27,458	27,994

	EMBI Brazil Risk	302	319	206	302	206
	CDI rate – In the Period (%)	3.1%	2.8%	2.5%	6.0%	5.0%
	Dollar Exchange Rate – Quotation in R$	3.1026	3.2080	2.2025	3.1026	2.2025
Indicators	Dollar Exchange Rate – Variation in the Period (%)	-3.3%	20.8%	-2.7%	16.8%	-6.0%
	Euro Exchange Rate – Quotation in R$	3.4603	3.4457	3.0150	3.4603	3.0150
	Euro Exchange Rate – Variation in the Period (%)	0.4%	6.8%	-3.3%	7.2%	-6.7%
	IGP-M – In the Period (%)	2.3%	2.0%	-0.1%	4.3%	2.4%

(*) The number of outstanding shares was adjusted to reﬂect the share bonus of 10% granted on June 05,2014 and July 17, 2015.
Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses; (2) Described on pages 16 to 21; (3) Calculated based on the weighted average number of outstanding shares; (4) The number of outstanding shares was adjusted to reﬂect the share bonus of 10% granted on June 05,2014 and July 17, 2015; (5) JCP – Interest on Capital. Declared amounts paid/accrued; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of non-voting shares on the last trading day in the period; (7) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet date; (8) Return was calculated by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate. (9) Up to the fourth quarter of 2014, this ratio was calculated based on the ﬁnancial conglomerate; (10) Takes into consideration mitigating actions and use of tax loss carryforwards. (11) Does not include ﬁnancial margin with the market. See details on page 17; (12) For further details on the calculation methodology of both Eﬃciency and Risk-Adjusted Eﬃciency ratios, please refer to page 34; (13) As described on page 38; (14) Includes ESBs (electronic service branches) and service points in third parties’ establishments.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,134 million in the second quarter of 2015 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,984 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	2Q15	1Q15	2Q14	1H15	1H14
Recurring Net Income	6,134	5,808	4,973	11,942	9,502
Non-Recurring Events	(150)	(75)	(74)	(225)	(184)
Impairment (a)	(43)	-	-	(43)	-
Provision for Contingencies (b)	(86)	(42)	(31)	(128)	(73)
Goodwill Amortization (c)	(35)	(60)	(42)	(96)	(85)
Program for Settlement or Installment Payment of Taxes (d)	14	27	-	42	-
Porto Seguro (e)	-	-	-	-	(60)
IRB (f)	-	-	-	-	33
Net Income	5,984	5,733	4,899	11,717	9,318

Note: Impacts of the non-recurring events, described above, are net of tax eﬀects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Impairment: Adjustment in the carrying amount of assets in order to reﬂect its fair value.

(b) Provision for Contingencies: Recognition of provisions for tax and social security lawsuits and losses arising from economic plans that were in eﬀect in Brazil during the 1980’s.

(c) Goodwill Amortization: Eﬀect of the goodwill amortization generated by Conglomerate acquisitions.

(d) Program for the Settlement or Installment Payment of Taxes: Eﬀects of our adherence to the Program for the Settlement or Installment Payment of Federal and Municipal Taxes.

(e) Porto Seguro: Eﬀect of the favorable decision, by the Federal Supreme Court (STF), on the legality of the COFINS tax on this type of operation in proportion to our equity in the company, in addition to the provision for losses on tax losses in the ﬁrst quarter of 2014.

(f) IRB: In 2014, eﬀect of the favorable decision on the increase of the PIS/COFINS calculation basis of IRB Brasil Resseguros S.A.

Managerial Income Statement

We apply consolidation criteria for the managerial results that aﬀect only the breakdown of accounts and, therefore, do not aﬀect net income. These eﬀects are shown in the table on the following page (“Reconciliation between Accounting and Managerial Statements”). Additionally, we adjusted the tax eﬀects of the hedges of investments abroad - which were originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and were reclassiﬁed to the ﬁnancial margin - and the non-recurring events.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through ﬁnancial instruments, the eﬀects resulting from foreign exchange variations and takes into consideration the impact of all tax eﬀects. In the second quarter of 2015, the Brazilian real appreciated 3.3% against the U.S. dollar and depreciated 0.4% against the Euro, compared with depreciations of 20.8% and 6.8%, respectively, in the previous quarter.

Merger of Banco Itaú Chile and Corpbanca

In line with our Latin America expansion strategy, and with a vision to create value and sustainable performance, in June 2015, the merger of Banco Itaú Chile and CorpBanca was approved by shareholders’ meetings of both institutions.

The conclusion of this operation is subject to the authorization of the proper regulator in Chile, the Superintendency of Banks and Financial Institutions (SBIF).

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

The reconciliation of the Accounting and Managerial Income Statements for the past two quarters is presented below.

Reconciliation between Accounting and Managerial Statements | 2nd Quarter of 2015

In R$ millions	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	26,494	98	(889)	(364)	25,339
Managerial Financial Margin	17,002	122	(889)	0	16,235
Financial Margin with Clients	14,552	122	-	0	14,673
Financial Margin with Market	2,451	-	(889)	-	1,561
Banking Services Fees and Income from Banking Charges	7,511	-	-	(604)	6,906
Results from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,648	-	-	549	2,198
Other Operating Income	155	(24)	-	(131)	-
Equity in Earnings of Affiliates and Other Investments	165	-	-	(165)	-
Non-operating Income	13	-	-	(13)	-
Result from Loan and Lease Losses	(4,361)	-	-	(25)	(4,387)
Expenses for Allowance for Loan and Lease Losses	(5,494)	-	-	(25)	(5,520)
Income from Recovery of Loans Written Off as Losses	1,133	-	-	-	1,133
Retained Claims	(385)	-	-	-	(385)
Other Operating Income/(Expenses)	(12,292)	122	170	307	(11,692)
Non-interest Expenses	(10,479)	122	-	377	(9,979)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,545)	-	170	(70)	(1,445)
Selling Expenses from Insurance	(268)	-	-	-	(268)
Income before Tax and Profit Sharing	9,456	220	(719)	(83)	8,875
Income Tax and Social Contribution	(3,321)	(70)	719	11	(2,661)
Profit Sharing	(72)	-	-	72	-
Minority Interests	(79)	-	-	-	(79)
Net Income	5,984	150	-	-	6,134

Reconciliation between Accounting and Managerial Statements | 1st Quarter of 2015

In R$ millions	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	19,660	(45)	5,783	(452)	24,946
Managerial Financial Margin	10,143	53	5,783	(15)	15,963
Financial Margin with Clients	14,055	53	-	(15)	14,092
Financial Margin with Market	(3,912)	-	5,783	-	1,871
Banking Services Fees and Income from Banking Charges	7,422	-	-	(555)	6,867
Results from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,627	-	-	490	2,117
Other Operating Income	326	(98)	-	(228)	-
Equity in Earnings of Affiliates and Other Investments	134	-	-	(134)	-
Non-operating Income	9	-	-	(9)	-
Result from Loan and Lease Losses	(4,419)	-	-	(35)	(4,455)
Expenses for Allowance for Loan and Lease Losses	(5,480)	-	-	(35)	(5,515)
Income from Recovery of Loans Written Off as Losses	1,060	-	-	-	1,060
Retained Claims	(368)	-	-	-	(368)
Other Operating Income/(Expenses)	(11,716)	81	(377)	409	(11,602)
Non-interest Expenses	(10,372)	81	-	409	(9,881)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,079)	-	(377)	-	(1,455)
Selling Expenses from Insurance	(266)	-	-	-	(266)
Income before Tax and Profit Sharing	3,156	37	5,406	(78)	8,520
Income Tax and Social Contribution	2,718	38	(5,406)	42	(2,607)
Profit Sharing	(36)	-	-	36	-
Minority Interests	(105)	-	-	-	(105)
Net Income	5,733	75	-	-	5,808

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

We present below the income statement from a standpoint that highlights Operating Revenues, which are composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	2Q15	1Q15	variation		2Q14	variation		1H15	1H14	variation
Operating Revenues	25,339	24,946	393	1.6%	22,118	3,221	14.6%	50,285	42,780	7,504	17.5%
Managerial Financial Margin	16,235	15,963	272	1.7%	13,593	2,642	19.4%	32,198	26,081	6,117	23.5%
Financial Margin with Clients	14,673	14,092	581	4.1%	12,712	1,961	15.4%	28,765	24,586	4,179	17.0%
Financial Margin with Market	1,561	1,871	(309)	-16.5%	881	680	77.2%	3,432	1,495	1,938	129.6%
Banking Services Fees and Income from Banking Charges	6,906	6,867	40	0.6%	6,338	568	9.0%	13,773	12,395	1,378	11.1%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,198	2,117	81	3.8%	2,187	11	0.5%	4,314	4,305	9	0.2%
Result from Loan and Lease Losses	(4,387)	(4,455)	68	-1.5%	(3,231)	(1,155)	35.8%	(8,842)	(6,395)	(2,446)	38.3%
Expenses for Allowance for Loan and Lease Losses	(5,520)	(5,515)	(5)	0.1%	(4,465)	(1,055)	23.6%	(11,035)	(8,717)	(2,318)	26.6%
Income from Recovery of Loans Written Off as Losses	1,133	1,060	73	6.9%	1,234	(101)	-8.2%	2,193	2,321	(128)	-5.5%
Retained Claims	(385)	(368)	(17)	4.5%	(480)	95	-19.8%	(753)	(967)	213	-22.1%
Operating Margin	20,567	20,123	444	2.2%	18,407	2,160	11.7%	40,690	35,418	5,271	14.9%
Other Operating Income/(Expenses)	(11,692)	(11,602)	(90)	0.8%	(11,050)	(643)	5.8%	(23,295)	(21,514)	(1,781)	8.3%
Non-interest Expenses	(9,979)	(9,881)	(98)	1.0%	(9,577)	(402)	4.2%	(19,860)	(18,616)	(1,244)	6.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,445)	(1,455)	10	-0.7%	(1,203)	(242)	20.1%	(2,900)	(2,363)	(538)	22.8%
Selling Expenses From Insurance	(268)	(266)	(2)	0.8%	(270)	2	-0.7%	(534)	(535)	1	-0.2%
Income before Tax and Minority Interests	8,875	8,520	354	4.2%	7,357	1,518	20.6%	17,395	13,905	3,490	25.1%
Income Tax and Social Contribution	(2,661)	(2,607)	(54)	2.1%	(2,306)	(355)	15.4%	(5,268)	(4,261)	(1,007)	23.6%
Minority Interests in Subsidiaries	(79)	(105)	26	-24.6%	(78)	(1)	1.4%	(185)	(142)	(43)	30.0%
Recurring Net Income	6,134	5,808	326	5.6%	4,973	1,162	23.4%	11,942	9,502	2,440	25.7%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	2Q15	1Q15	variation		2Q14	variation		1H15	1H14	variation
Managerial Financial Margin	16,235	15,963	272	1.7%	13,593	2,642	19.4%	32,198	26,081	6,117	23.5%
Financial Margin with Clients	14,673	14,092	581	4.1%	12,712	1,961	15.4%	28,765	24,586	4,179	17.0%
Financial Margin with Market	1,561	1,871	(309)	-16.5%	881	680	77.2%	3,432	1,495	1,938	129.6%
Result from Loan and Lease Losses	(4,387)	(4,455)	68	-1.5%	(3,231)	(1,155)	35.8%	(8,842)	(6,395)	(2,446)	38.3%
Expenses for Allowance for Loan and Lease Losses	(5,520)	(5,515)	(5)	0.1%	(4,465)	(1,055)	23.6%	(11,035)	(8,717)	(2,318)	26.6%
Income from Recovery of Loans Written Off as Losses	1,133	1,060	73	6.9%	1,234	(101)	-8.2%	2,193	2,321	(128)	-5.5%
Net Result from Financial Operations	11,848	11,508	340	3.0%	10,362	1,486	14.3%	23,356	19,685	3,671	18.6%
Other Operating Income/(Expenses)	(2,973)	(2,988)	14	-0.5%	(3,005)	31	-1.0%	(5,961)	(5,781)	(180)	3.1%
Banking Services Fees and Income from Banking Charges	6,906	6,867	40	0.6%	6,338	568	9.0%	13,773	12,395	1,378	11.1%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,544	1,482	62	4.2%	1,437	107	7.5%	3,026	2,803	223	8.0%
Non-interest Expenses	(9,979)	(9,881)	(98)	1.0%	(9,577)	(402)	4.2%	(19,860)	(18,616)	(1,244)	6.7%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,445)	(1,455)	10	-0.7%	(1,203)	(242)	20.1%	(2,900)	(2,363)	(538)	22.8%
Income before Tax and Minority Interests	8,875	8,520	354	4.2%	7,357	1,518	20.6%	17,395	13,905	3,490	25.1%
Income Tax and Social Contribution	(2,661)	(2,607)	(54)	2.1%	(2,306)	(355)	15.4%	(5,268)	(4,261)	(1,007)	23.6%
Minority Interests in Subsidiaries	(79)	(105)	26	-24.6%	(78)	(1)	1.4%	(185)	(142)	(43)	30.0%
Recurring Net Income	6,134	5,808	326	5.6%	4,973	1,162	23.4%	11,942	9,502	2,440	25.7%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Net Income
The recurring net income for the second quarter of 2015 amounted to R$6,134 million, representing increases of 5.6% when compared to the previous quarter and 23.4% from the same period of the previous year.

The increase in net income for the second quarter of 2015, when compared to the previous quarter, reﬂects the 4.1% growth in ﬁnancial margin with clients and 3.8% growth in insurance, pension plan and premium bonds operations, in addition to lower result from loan and lease losses. These increases were partially oﬀset by 16.5% decrease in our ﬁnancial margin with market and by 1.0% increase in non-interest expenses.

In the ﬁrst half of 2015, recurring net income was R$11,942 million, 25.7% higher when compared to the same period of 2014. The net income growth was mainly due to an increase of 17.5% in operating revenues, partially oﬀset by increases of 6.7% in non-interest expenses and of 26.6% in expenses for allowance for loan losses.

Return on Average Equity

Annualized recurring return on average equity reached 24.8% in the second quarter of 2015. Stockholders’ equity exceeded R$100 billion, with increases of 3.9% when compared to the previous quarter and of 17.1% from the same period of the previous year.

In the second quarter of 2015, the annualized recurring return on average assets reached 1.9%, unchanged when compared to the previous quarter. Annualized recurring return on risk-weighted assets reached 3.2%, up 20 basis points from the previous quarter.

Operating Revenues

In the second quarter of 2015, operating revenues, representing revenues from banking, insurance, pension plan and premium bonds operations, totaled R$25,339 million, 1.6% and 14.6% higher than the previous quarter and the same period of the previous year, respectively. The main components of operating revenues and other items of income statement are presented below.

Managerial Financial Margin

Managerial financial margin for the second quarter of 2015 totaled R$16,235 million, R$272 million higher when compared to the first quarter of 2015, mainly due to the increase in our financial margin with clients by R$581 million, partially offset by financial margin with the market, lower by R$309 million.

Our managerial financial margin increased by R$6,117 million when compared to the first half of 2014. This growth is due to the increases of R$4,179 million in the financial margin with clients and of R$1,938 million in the financial margin with market.

Managerial Financial Margin of Credit, net of Result from Loan and Lease Losses

Our financial margin of credit, net of result from loan and lease losses, increased 1.1% from the second quarter of 2014 and 6.5% when compared to the first quarter of 2015. The ratio of result from loan and lease losses to the financial margin of credit reached 36.0% this quarter, 180 basis points lower when compared to the previous quarter.
Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Result from Loan and Lease Losses

The result from loan and lease losses decreased 1.5% when compared to the previous quarter, totaling R$4,387 million in the quarter. This decrease is mainly due to 6.9% (R$73 million) higher revenues from recovery of loans written off as losses which are seasonally lower in the first quarter.

In the first half of 2015, result from loan and lease losses reached R$8,842 million, up 38.3% when compared to the same period of the previous year, mainly due to higher provisions for economic groups in the corporate segment.

Banking Services Fees and Income from Banking Charges

Banking service fees, including income from banking charges, increased R$40 million (0.6%) when compared to the previous quarter, totaling R$6,906 million. When compared to the first half of 2014, these revenues increased R$1,378 million (11.1%).

Result from Insurance, Pension Plan and Premium Bonds

In the second quarter of 2015, result from insurance, pension plan and premium bonds from core activities, which consist of mass-market products related to life, property, credit, pension and premium bonds reached R$1,446 million, an increase of R$48 million from the previous quarter and of R$199 million from the second quarter of 2014. The Loss ratio from core activities reached 26.5% this quarter.

Non-Interest Expenses

Non-interest expenses increased 1.0% in the second quarter of 2015 when compared to the first quarter of 2015. Personnel expenses decreased R$165 million, whereas administrative expenses increased R$338 million from the previous quarter, mainly due to higher expenses with data processing and telecommunications, facilities, advertising, promotions and publications.

When compared to the first half of 2014, non-interest expenses increased R$1,244 million (6.7%), less than the cumulative inflation rate in the last 12 months (8.9%).

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)

In the second quarter of 2015, efficiency ratio, in the criteria that includes all expenses except result from loan and lease losses, reached 42.9%, an improvement of 30 basis points when compared to the previous quarter, due to the increase in operating revenues (1.6%), which was higher than the increase in non-interest expenses (1.0%). In the 12-month period, the efficiency ratio reached 44.6%, with an improvement of 110 basis points from the previous quarter and of 380 basis points from the same period of the previous year.

In the second quarter of 2015, the risk-adjusted efficiency ratio, in the concept including the result from loan and lease losses, reached 61.8%, an improvement of 90 basis points when compared to the previous quarter, due to the increase in revenues from recovery of loans written off as losses (6.9%), and to the other effects priorly mentioned. In the 12-month period, the risk-adjusted efficiency ratio reached 62.0%.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	2Q15	1Q15	variation	2Q14	variation
Current and Long-term Assets	1,210,691	1,274,667	-5.0%	1,094,444	10.6%
Cash and Cash Equivalents	18,005	18,687	-3.7%	20,605	-12.6%
Short-term Interbank Investments	192,433	225,076	-14.5%	165,588	16.2%
Securities and Derivative Financial Instruments	334,727	324,060	3.3%	291,297	14.9%
Interbank and Interbranch Accounts	64,651	67,001	-3.5%	87,015	-25.7%
Loan, Lease and Other Loan Operations	457,463	468,105	-2.3%	414,928	10.3%
(Allowance for Loan Losses)	(28,131)	(28,354)	-0.8%	(24,547)	14.6%
Other Assets	171,543	200,092	-14.3%	139,557	22.9%
Foreign Exchange Portfolio	65,875	83,050	-20.7%	34,217	92.5%
Other	105,669	117,042	-9.7%	105,340	0.3%
Permanent Assets	19,819	19,947	-0.6%	17,488	13.3%
Investments	3,610	3,539	2.0%	3,233	11.7%
Fixed and Operating Lease Assets	7,379	7,521	-1.9%	6,771	9.0%
Intangible Assets and Goodwill	8,831	8,887	-0.6%	7,484	18.0%
Total Assets	1,230,510	1,294,613	-5.0%	1,111,932	10.7%

At the end of the second quarter of 2015, our assets totaled R$1.23 trillion, a decrease of 5.0% (R$64.1 billion) when compared to the previous quarter. The main changes are presented below:

When compared to the previous year, the increase of 10.7% (R$118.6 billion) was mainly due to the growth from securities and derivative financial instruments and from the loan portfolio.

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	2Q15	1Q15	variation	2Q14	variation
Current and Long-Term Liabilities	1,126,530	1,194,447	-5.7%	1,022,807	10.1%
Deposits	280,443	298,652	-6.1%	277,347	1.1%
Demand Deposits	50,540	56,660	-10.8%	44,847	12.7%
Savings Deposits	113,974	117,357	-2.9%	110,840	2.8%
Interbank Deposits	27,014	28,135	-4.0%	4,062	565.0%
Time Deposits	88,914	96,500	-7.9%	117,597	-24.4%
Deposits Received under Securities Repurchase Agreements	305,300	330,858	-7.7%	293,342	4.1%
Fund from Acceptances and Issue of Securities	52,175	50,753	2.8%	45,292	15.2%
Interbank and Interbranch Accounts	10,448	9,365	11.6%	13,424	-22.2%
Borrowings and Onlendings	92,138	96,265	-4.3%	77,048	19.6%
Derivative Financial Instruments	23,912	30,997	-22.9%	11,908	100.8%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	121,652	116,737	4.2%	108,450	12.2%
Other Liabilities	240,461	260,819	-7.8%	195,996	22.7%
Subordinated Debt	59,228	59,527	-0.5%	52,120	13.6%
Foreign Exchange Portfolio	66,429	84,030	-20.9%	35,171	88.9%
Other	114,804	117,262	-2.1%	108,704	5.6%
Deferred Income	1,499	1,513	-0.9%	1,163	28.9%
Minority Interest in Subsidiaries	1,770	1,700	4.1%	1,975	-10.4%
Stockholders’ Equity	100,711	96,954	3.9%	85,987	17.1%
Total Liabilities and Equity	1,230,510	1,294,613	-5.0%	1,111,932	10.7%

The main changes in liabilities at the end of the second quarter of 2015, when compared to the previous quarter are presented in the chart below:

When compared to the previous year, the main changes are as follows:

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Loan Portfolio with Endorsements, Sureties and Private Securities

At the end of the second quarter of 2015, our total loan portfolio (including sureties, endorsements and private securities) reached R$566,556 million, decreasing 2.1% when compared to the first quarter of 2015 and increasing 9.3% from the same period of the previous year. Excluding the effect of the foreign exchange variation, our loan portfolio would have decreased 1.0% in the quarter and increased 2.6% in the 12-month period.

In the individuals segment, the highlight in the quarter was the growth of the low-risk loan portfolios: mortgage loans (5.2%) and payroll loans (2.0%). In the 12-month period, these portfolios increased 20.8% and 52.3%, respectively, whereas the vehicles portfolio decreased 9.7% in the quarter and 30.2% in the 12-month period.

The companies segment, excluding private securities, decreased 3.0% in the quarter and increased 6.0% in the 12-month period. Corporate loans decreased 3.2% from the previous quarter and increased 8.3% in the past 12 months, whereas the very small, small and middle market companies portfolio decreased 2.3% from the first quarter of 2015 and increased 0.7% in the 12-month period. Excluding the effect of the foreign exchange variation, the companies portfolio, including private securities, would have decreased 2.0% from the first quarter of 2015 and 1.5% in 12-month period.

The balance of our operations in Latin America decreased 5.2% in the quarter, but increased 33.9% in the 12-month period. Excluding the effect of the foreign exchange variation, the growth of this portfolio would have been 1.2% compared to the first quarter of 2015 and 10.1% in the 12-month period.

The balance of endorsements and sureties reached 74,243 million at the end of the second quarter of 2015, with a decrease of 1.4% when compared to the first quarter of 2015 and an increase of 2.1% in the past 12 months, mainly due to changes in the corporate portfolio, which decreased 1.2% from the previous quarter and increased 1.5% in the 12-month period.

In R$ millions, end of period	2Q15	1Q15	variation	4Q14	variation	2Q14	variation
Individuals	187,318	187,286	0.0%	186,212	0.6%	172,441	8.6%
Credit Card Loans	56,247	56,331	-0.1%	59,321	-5.2%	53,524	5.1%
Personal Loans	30,016	29,822	0.7%	28,541	5.2%	28,678	4.7%
Payroll Loans (1)	45,517	44,608	2.0%	40,525	12.3%	29,892	52.3%
Vehicle Loans	23,786	26,331	-9.7%	28,927	-17.8%	34,068	-30.2%
Mortgage Loans	31,753	30,194	5.2%	28,898	9.9%	26,280	20.8%
Companies	295,384	304,409	-3.0%	295,366	0.0%	278,573	6.0%
Corporate Loans	211,905	218,970	-3.2%	211,241	0.3%	195,714	8.3%
Very Small, Small and Middle Market Loans (2)	83,479	85,439	-2.3%	84,125	-0.8%	82,859	0.7%
Latin America (3)	49,004	51,699	-5.2%	43,942	11.5%	36,609	33.9%
Total with Endorsements and Sureties	531,706	543,394	-2.2%	525,519	1.2%	487,623	9.0%
Corporate - Private Securities (4)	34,850	35,202	-1.0%	34,175	2.0%	30,801	13.1%
Total with Endorsements, Sureties and Private Securities	566,556	578,596	-2.1%	559,694	1.2%	518,423	9.3%
Total with Endorsements, Sureties and Private Securities (5) (ex-foreign exchange rate variation)	566,556	572,547	-1.0%	575,782	-1.6%	552,279	2.6%
Endorsements and Sureties	74,243	75,289	-1.4%	73,759	0.7%	72,695	2.1%
Individuals	465	478	-2.7%	552	-15.8%	512	-9.2%
Corporate	67,125	67,964	-1.2%	66,727	0.6%	66,110	1.5%
Very Small, Small and Middle Market	4,195	4,268	-1.7%	4,213	-0.4%	3,960	5.9%
Latin America (4)	2,457	2,580	-4.7%	2,267	8.4%	2,113	16.3%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Argentina, Chile, Colombia, Paraguay and Uruguay.
(4) Includes Debentures, CRI, Commercial Paper and Financial Bills. (5) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin
America). Note: Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For more details, please refer to page 18.

Loan Portfolio – Currency Breakdown

On June 30, 2015, R$126.7 billion of our total credit assets were denominated in or indexed to foreign currencies and decreased 6.6% in the quarter, mainly due to the appreciation of the Brazilian real against the U.S. dollar and the currencies of other Latin American countries.

NPL Ratio (90 days overdue)

In the end of the second quarter of 2015, the NPL ratio for operations overdue for over 90 days (NPL 90) increased 30 basis points when compared to the previous quarter. Excluding the effect of the transfer of financial assets with no retention of risks with an affiliated company, related to loan operations of a specific economic group, that happened in June 2015, this ratio would have reached 3.5% in total and 2.6% in companies.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2015 Outlook (*)

The expectations for 2015 previously disclosed are presented below:

▲ 3% to 7%	Total Loan Portfolio 1

▲ 14.5% to 17.5%	Managerial Financial Margin 2

Between R$15 billion and R$18 bilion	Loan Loss Provision Expenses net of Recoveries

▲ 9.5% to 11.5%	Services Fees and Result from Insurance 3

▲ 7.0% to 10.0%	Non-Interest Expenses

(*)	Does not consider the effect of CorpBanca´s transaction, which is subject to regulatory approvals.
(1)	Includes endorsements, sureties and private securities;
(2)	Includes Financial Margin with Clients and Financial Margin with Market;
(3)	Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Selling Expenses for Insurance, Pension Plan and Premium Bonds.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may, therefore, be results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13